SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: February 19, 2008

Press Release

FOR IMMEDIATE RELEASE

OTI to Supply End-to-End Electronic Passport and Border Control System to
be Implemented in a European Country

Advanced System Includes eStickers, Enrollment and Personalization Infrastructure, and
Border Control System for ePassports

Fort Lee, NJ – February 19, 2008 – On Track Innovations Ltd, (OTI) (NASDAQ- GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, announced today that it will supply its end-to-end ePassport and border control system to be implemented in a European country. OTI will be providing eStickers which enable the upgrade of existing passports to ePassports, and an advanced infrastructure for ePassport issuing and border control passenger inspection and verification. The system meets the latest standards for electronic passports set by the International Civil Aviation Organization (ICAO) and the European Union. OTI has already received initial orders to supply the system to the country’s passport issuing National Center and border control stations following a successful pilot. Deliveries are expected to begin in the second quarter of 2008. Total orders are expected to reach several millions of dollars over the next few years.

The end-to-end system, based on OTI’s MAGNA™ platform, includes:

—	Enrollment and personalization infrastructure including image and fingerprint enrollment, ePassport personalization (utilizing eStickers), secured materials management system, digital signature generator, and ePassport QA and issuing stations.

—	OTI’s sophisticated eSticker (electronic secured sticker) based on OTI’s Hercules™ Operating System, provides a breakthrough solution by enabling the upgrade of existing passports to ePassports in a simple, quick and cost effective manner. The upgrade of existing passports is done by placing the secured eSticker, which includes the electronic components, within the existing passport. The country’s upgraded electronic passport with OTI’s eSticker has been certified by a reputable international laboratory.

—	Border control system based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive unequivocal identification using a combination of two biometric means – fingerprints and facial recognition.

        OTI’s MAGNA™ modular platform offers short implementation and quick integration with the country’s existing border control system and provides external interfaces to the country’s central digital certificate storage for signature verification. Due to the fact that the system fully complies with the ICAO and EU standards, it offers a migration path to additional e-Gov applications and to additional electronic ID documents, such as National IDs, Voter IDs, Driver Licenses, and more.

Oded Bashan, Chairman and CEO of OTI, stated, “This system further strengthens OTI’s offering in the ePassport and border control markets. OTI’s end-to-end MAGNA™ based solution complemented by the company’s knowledge and experience, will allow countries to access a quick and cost effective migration path for the implementation of ePassports and Border Control systems.”

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected delivery dates and revenues to be generated from the orders from the European country discussed in this press release or regarding the superiority of our technology and solutions. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com